POWER OF ATTORNEY

The undersigned hereby constitute and appoint Reed Palmer as the undersigned's' true and lawful attorney-in-fact to:

(1)   Execute in the name of, for and on behalf of the undersigned, Form ID and such other documents to be filed with the Securities and Exchange Commission ("SEC") as shall be necessary to obtain filer passwords, codes and information, to permit filings by THE MCINTYRE FOUNDATION an Iowa non-profit corporation (the "Foundation") via the SEC's EDGAR system; and

(2)   Execute and file, in the name of, for, and on behalf of the undersigned, a Form 144 Notice of Proposed Sale of Securities pursuant to Rule 144 under the Securities Act of 1933.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of this 7th day of March 2024.

THE MCINTYRE FOUNDATION

By: _____
Christopher R. Drahozal, Director

_____
Christopher R. Drahozal, Personally

STATE OF IOWA	)
	) ss:
COUNTY OF LINN	)

On this 7th day of March 2024, Christopher R. Drahozal, to me personally known, who being by me duly sworn, did say that the person is a Director of The McIntyre Foundation, an Iowa non-profit corporation, and that said instrument was signed on behalf of said non-profit corporation by due and proper authority and the said Christopher R. Drahozal acknowledged the execution of said instrument to be his own voluntary act and deed and the voluntary act and deed of said non-profit corporation.

_____
Notary Public in and for the State of Iowa

REED PALMER
Commission Number 850760
Iowa
Commission Expires 9-12-2026
NOTARIAL SEAL